September 22, 2009

Mr. R. Milton Johnson
Executive Vice President and
Chief Financial Officer
HCA Inc.
One Park Plaza
Nashville, TN 37203

Re: HCA Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on March 4, 2009
File No. 001-11239

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenues, page 41

1.   Please revise to eliminate reference to a hypothetical change in the net
        receivables. Include a reasonably likely sensitivity analysis to the effect on your
        pre-tax earnings and discuss why you believe the sensitivity analysis is reasonably
        likely.

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts, page 41

2.   We have reviewed your disclosure and have the following comments:

        a.   You have stated "the allowance for doubtful accounts represented
                approximately 93% of the $5.838 billion patient due accounts receivable
                balance, including accounts, net of the related estimated contractual
                discounts, related to patients for which eligibility for Medicaid assistance
                or charity was being evaluated". Please clarify that "patient due"
                represents your uninsured portion of your accounts receivable and that
                Medicaid and charity pending accounts receivable are initially included in
                the uninsured portion of accounts receivable.

        b.   On page 25 you identify the growth of uninsured and patient due accounts
                and the deterioration in the collectibility of such accounts as a Risk Factor.
                Please revise your disclosure to state whether changes in prior year
                estimates of your allowance of doubtful accounts recorded in the current
                year have been material to your net earnings. If such changes have been
                material, please quantify such changes and explain the reason for the
                change in estimate.

Professional Liability Claims, page 43

3.   We note that your professional liability claims are significant and that its
        estimation requires consideration of a number of uncertainties related to the
        timing and amount of settlement. Please provide proposed revisions to your
        disclosure regarding the methodology and inputs you used to estimate the
        liabilities, the judgments and assumptions underlying your estimates, the
        sensitivity of your estimates to those assumptions, and the underlying causes of
        any material revisions to prior period malpractice liabilities. Be sure that your
        disclosure addresses the following:

a.   A description of the method used to estimate professional liability claims, distinguishing between estimates related to reported and unreported unsettled claims. In addition, consider including in this description:
   1.   The length of company-specific history used;
   2.   A discussion of whether and how the company stratifies settled professional liability claims into homogenous groups for purposes of estimating unsettled claims;
   3.   A description of your accounting policy for any related excess of loss claims-made insurance policy held by the company; and
   4.   A statement as to whether the aggregate professional liability claims was prepared or reviewed by an actuary.
b.   The company's accounting policy for costs associated with litigating and settling professional liability claims, including direct and incremental costs and indirect costs.
c.   If applicable, the company's accounting policy for discounting its professional liability claims. If the company discounts, disclose:
   1.   The gross and discounted amounts at each balance sheet date; and
   2.   The weighted average discount rate employed and the method used to determine it.
d.   The amounts of settled, but unpaid, claims and unsettled claims included in the aggregate professional liability claims.
e.   A description of significant judgments and assumptions inherent in professional liability claims, including but not limited to the assumed period of time between accrual of the loss contingency and its final settlement (i.e. the tail).
f.   Quantified sensitivity analysis of the assumptions used to estimate the aggregate liability.
g.   An analysis of the underlying causes of changes in the aggregate professional liability claims for each period for which a company presents an income statement in the following tabular form:
   1.   Amount of professional liability claims at the beginning of each period presented;
   2.   Provision for the current year;
   3.   Increase (decrease) in provision for prior years;
   4.   Payments related to the current year;
   5.   Payments related to prior years;
   6.   Accretion of discount, if discounting is used; and
   7.   Amount of professional liability claims at the end of each period presented.

More detailed disclosures, such as a schedule of revised estimates by accident year or incurred year along with cumulative amounts paid each period, may be warranted depending on the magnitude of the liability or of the persistency of material revisions of prior estimates. Further, please consider the disclosure guidance provided in the Interpretive Response to Question 3 of SAB Topic 5Y.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant